UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 8)

RC2 Corporation
(Name of Subject Company)
RC2 Corporation
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
749388104
(CUSIP Number of Class of Securities)

Curtis W. Stoelting
Chief Executive Officer
RC2 Corporation
1111 West 22nd Street, Suite 320
Oak Brook, Illinois 60523
(630) 573-7200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:

James M. Bedore, Esq.
Reinhart Boerner Van Deuren s.c.
1000 North Water Street, Suite 1700
Milwaukee, Wisconsin 53202
(414) 298-1000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 8 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) by RC2 Corporation, a Delaware corporation (the “Company” or “RC2”), on March 24, 2011 (which, together with this Amendment No. 8, Amendment No. 7 filed on April 26, 2011, Amendment No. 6 filed on April 21, 2011, Amendment No. 5 filed on April 19, 2011, Amendment No. 4 filed on April 12, 2011, Amendment No. 3 filed on April 11, 2011, Amendment No. 2 filed on April 8, 2011, Amendment No. 1 filed on March 29, 2011 and any subsequent amendments or supplements thereto, collectively, constitute the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Galaxy Dream Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned indirect subsidiary of TOMY Company, Ltd., a company organized under the laws of Japan (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, at a purchase price of $27.90 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     This Amendment No. 8 is being filed to reflect certain updates as reflected below. Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 8.
     Item 8. Additional Information.
     Item 8, “Additional Information” is hereby amended and supplemented by adding the following subsection at the end of such Item:
     “(m) Expiration of Subsequent Offering Period.
     At 5:00 p.m., New York City time, on Wednesday, April 27, 2011, the subsequent offering period (as extended) expired. Parent and the Purchaser have advised the Company that, based on information from the depositary for the Offer, as of the expiration of the subsequent offering period, as extended, a total of approximately 19,466,438 shares of Common Stock were validly tendered, representing approximately 89.9% of all outstanding shares of Common Stock. All shares of Common Stock that were validly tendered and not validly withdrawn in the initial offering period and all shares of Common Stock validly tendered during the subsequent offering period have been accepted and payment for the shares of Common Stock has been or will be made, at the offer price of $27.90 per share, net to the seller in cash, without interest and less any applicable withholding taxes. The Purchaser has also exercised its Top-Up Option, pursuant to which the Company will issue shares of Common Stock to the Purchaser, at a price per share equal to the Offer Price, in an amount sufficient to ensure that the Purchaser and Parent are able to effect a short-form merger.
     As a result of the purchase of shares of Common Stock in the Offer (including in the subsequent offering period) and the issuance of shares of Common Stock pursuant to the Top-Up Option, the Purchaser and Parent will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of RC2. Accordingly, the Purchaser and Parent intend to effect a “short-form” merger in which the Purchaser is merged with and into RC2, with RC2 surviving the Merger and continuing as a wholly owned indirect subsidiary of Parent. As a result of the Merger, any shares of Common Stock not tendered in the Offer (other than shares of Common Stock held (i) in the treasury of RC2 or by Parent or the Purchaser or any other direct or indirect wholly owned subsidiary of Parent, which shares shall be canceled and extinguished or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such shares) will be canceled and converted into the right to receive the same consideration of $27.90 in cash per share, without interest thereon and less any applicable withholding taxes, that was paid in the Offer. Following the Merger, the Common Stock will cease to be traded on the NASDAQ Global Select Market.”

     Item 9. Exhibits.
     Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:
     “(a)(1)(L) Press release issued by TOMY Company, Ltd on April 28, 2011 (incorporated by reference to Exhibit (a)(5)(G) to Amendment No. 7 to the Schedule TO filed by Galaxy Dream Corporation and TOMY Company, Ltd on April 28, 2011).”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2011	RC2 CORPORATION
	BY	/s/ Peter A. Nicholson
Peter A. Nicholson, Chief Financial Officer